UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02067951


SEC MAIL
RECEIVED
PROCESSING
DEC 23 2002
WASH. D.C.
165
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

Commission file number
001-03344

SARA LEE CORPORATION 401 (K) SUPPLEMENTAL SAVINGS PLAN

(Full title of the plan)

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
SARA LEE CORPORATION
401(k) SUPPLEMENTAL SAVINGS PLAN
JUNE 30, 2002 AND 2001



ANDERSEN

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended June 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit Index for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Sara Lee Corporation
Employee Benefits Administrative Committee:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of **SARA LEE CORPORATION 401(k) SUPPLEMENTAL SAVINGS PLAN** as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended June 30, 2001, on the basis of accounting described in Note 2.

Arthur Andersen LLP

Chicago, Illinois
December 18, 2001

Sara Lee Corporation
401(k) Supplemental Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
June 30,

	2002	2001
Assets		
Investments (notes B and C)		
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans	$ 520,095,153	$ 536,636,438
Net assets available for benefits	$ 520,095,153	$ 536,636,438

The accompanying notes are an integral part of these statements.

Sara Lee Corporation
401(k) Supplemental Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Year ended June 30, 2002

Additions	
Contributions	
Company	$ 6,654,965
Participants	38,961,454
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment loss	(9,509,366)
Total additions	36,107,053
Deductions	
Benefits paid to participants	50,867,254
Administrative expenses	1,239,052
Total deductions	52,106,306
Net transfers in and out of Plan (note F)	(542,032)
Net decrease	(16,541,285)
Net assets available for benefits	
Beginning of year	536,636,438
End of year	$ 520,095,153

The accompanying notes are an integral part of this statement.

Sara Lee Corporation
401(k) Supplemental Savings Plan
NOTES TO FINANCIAL STATEMENTS
June 30, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Supplemental Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation (the "Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). In addition, certain groups of participants are eligible for Company profit-sharing contributions as defined in the Plan agreement.

Beginning October 1, 2000, eligible participants, as defined by the Plan document, will receive Company matching contributions in an amount up to 25% of the first 4% of the participant's tax-deferred contributions.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching and profit-sharing contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company profit-sharing contributions and Company matching contributions.

NOTE A - DESCRIPTION OF PLAN - Continued

Forfeitures

If a participant who is eligible to receive Company profit-sharing contributions and/or Company matching contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are to be used to reduce Company contributions or are allocated to other eligible participants as defined in the Plan agreement applicable to those certain groups of participants.

Investment Options

Participants may direct the portion of their account balance that includes participant and Company profit-sharing contributions amongst various investment options currently available in the Plan. Participants may change their investment elections daily. Company matching contributions must be invested in the Sara Lee Corporation Common Stock Fund (the "Company Stock Fund") (see note H).

Loans to Participants

Participants may borrow from their vested account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal.* Loans must be repaid within four years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Only one loan may be outstanding at a time.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and certain investments in common/collective trusts (collectively, "Investment Contracts"), quoted market prices are used to value investments in the SLC Investment Trust. Investment Contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying Investment Contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are determined periodically based on each insurance company's applicable rate schedule. The average crediting interest rate of the Investment Contracts for the years ended June 30, 2002 and 2001, was approximately 6% and 6.4%, respectively. The average yield for the Investment Contracts for the year ended June 30, 2002, was approximately 6%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balance within each fund. As of June 30, 2002, the assets of the SLC Investment Trust were held by The Northern Trust Company. As of June 30, 2001, the assets of the SLC Investment Trust were held by State Street Bank and Trust Company. At June 30, 2002 and 2001, the Plan's interest in the net assets of the SLC Investment Trust was approximately 98%. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of June 30, 2002 and 2001, is as follows:

	2002	2001
Investments, at fair value		
Corporate stocks - common	$ 69,517,956	$ 63,127,429
Investment in common/collective trusts	23,236,520	68,259,296
Investment in registered investment companies	273,196,616	260,100,880
Participant loans	12,504,583	12,789,086
Investments, at contract value		
Unallocated Investment Contracts	149,364,962	144,514,912
Total investments	527,820,637	548,791,603
Receivables	2,001,078	1,112,069
Liabilities	(236,391)	(108,201)
Net assets of SLC Investment Trust	$529,585,324	$549,795,471

Sara Lee Corporation
401(k) Supplemental Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2002 and 2001

NOTE C - INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust loss allocated to the participating plans for the year ended June 30, 2002, is as follows:

Interest and dividend income	$ 7,267,063
Net appreciation (depreciation) in fair value of investments	
Corporate stocks - common	8,279,124
Investment in common/collective trusts	21,939,623
Investment in registered investment companies	(46,647,272)
Total investment loss	$ (9,161,462)

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 1, 1996, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - TRANSFER OF ASSETS

Approximate transfers in and out of the Plan during fiscal 2002 are summarized in the following table:

Transaction	Transfer in (out)	Effective date
Transfer out of certain account balances to the Coach, Inc. Savings and Profit Sharing Plan	$ (12.2) million	July 2001
Transfer due to the merger in of the Chock full o'Nuts Employee Stock Ownership Plan	3.5 million	September 2001
Transfer in of certain account balances from the National Textiles, L.L.C. 401(k) Plan (related to Eden Yarns)	1.6 million	March 2002
Transfer in of certain account balances from Harwood Companies, Inc. 401(k) Plan	1.3 million	March 2002
Transfer due to the merger in of the Host Apparel, Inc. 401(k) Savings Plan	1.5 million	May 2002
Transfer due to the merger in of the Money Accumulation Plan for Collectively Bargained Employees of Gallo Salame	2.4 million	June 2002
Transfer due to the merger in of the Huisken Meat 401(k) Plan	1.4 million	June 2002
Net transfers out of the Plan	$ (.5) million	

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by State Street Bank and Trust Company (from July 1, 2000 through December 31, 2001) and The Northern Trust Company (from January 1, 2002 through June 30, 2002); therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Sara Lee Corporation common stock (see note H).

NOTE H - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund within the SLC Investment Trust is as follows:

	2002	2001
Net assets		
Sara Lee Corporation common stock	$68,327,440	$61,486,494
Investment in common/collective trust - short-term investment fund	1,931,774	3,487,418
Dividends receivable	493,994	479,240
Short-term interest receivable	3,194	7,887
Liabilities	(206,235)	(40,811)
	$70,550,167	$65,420,228

	2002
Changes in net assets	
Investment income	$10,774,582
Employee contributions	5,130,276
Employer contributions	4,605,734
Distribution to participants	(6,720,050)
Transfers to other funds	(8,138,455)
Transfers in/out of Plan	(478,891)
Administrative expenses	(43,257)
	$ 5,129,939

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2002, to the Form 5500:

Net assets available for benefits per the financial statements	$520,095,153
Amounts due to participants	3,651,951
Net assets available for benefits per the Form 5500	$516,443,202

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

The following is a reconciliation of benefits to participants according to the financial statements for the year ended June 30, 2002, to the Form 5500:

Benefits paid per the financial statements	$50,867,254
Amounts allocated to withdrawing participants at	
June 30, 2002	3,651,950
June 30, 2001	-
Benefits paid per the Form 5500	$54,519,204

NOTE J - SUBSEQUENT EVENT

Subsequent to the year ended June 30, 2002, the Plan's year-end was changed to December 31.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2002

Sara Lee Corporation 401(k) Supplemental Savings Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee



By:____________________________
Roderick A. Palmore, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

The statement of net assets available for plan benefits as of June 30, 2001 for the Sara Lee Corporation 401(k) Supplemental Savings Plan was audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein. On March 14, 2002, Sara Lee dismissed Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has informed Sara Lee that Arthur Andersen LLP will no longer be able to issue written consents to the inclusion of its reports in Sara Lee's filings with the Securities and Exchange Commission, and Arthur Andersen LLP has not consented to the inclusion of its report on the financial statements for the fiscal years ended June 30, 2001 contained in this annual report. Rule 437a of the Securities Act of 1933, as amended, permits the inclusion of Arthur Andersen LLP's report on the financial statements contained in this annual report without their consent. Because Arthur Andersen LLP has not consented to the inclusion of its report in this annual report, your ability to recover for claims against Arthur Andersen LLP may be limited. In particular, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

Exhibit No.	Description
23	Consent of Grant Thornton LLP

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation 401(k) Supplemental Savings Plan's previously filed Registration Statement File No. 33-35760 and No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
December 17, 2002

175 W. Jackson
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International